United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Exagen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30068X103

(CUSIP Number)

H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor,

Miami, FL 33131

Attention: Richard H. Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30068X103	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS H.I.G. Bio-Exagen, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,696,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,696,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30068X103	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,696,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,696,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 30068X103	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Anthony Tamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,696,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,696,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30068X103	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Sami Mnaymneh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,696,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,696,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30068X103	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”), of Exagen, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1261 Liberty Way, Vista, California 92081.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

i.	H.I.G. Bio-Exagen, L.P., a Delaware limited partnership (“H.I.G. LP”);

ii.	H.I.G.-GPII, Inc., a Delaware corporation (“H.I.G. GP”);

iii.	Anthony Tamer, a United States citizen; and

iv.	Sami Mnaymneh, a United States citizen.

The principal business address of each of the Reporting Persons is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. H.I.G. LP and H.I.G. GP are principally engaged in the business of investments in securities. The principal occupation of each of Mr. Tamer and Mr. Mnaymneh is serving as the Co-Chief Executive Officer and Director of H.I.G. Capital, LLC. Messrs. Tamer and Mnaymneh are also the only executive officers and directors of H.I.G. GP.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), H.I.G. LP purchased 233,446,519 shares of the Series H Redeemable Convertible Preferred Stock (the “Preferred Stock”) for an aggregate consideration of approximately $11.0 million. Upon closing of the IPO, the Preferred Stock automatically converted into 1,271,252 shares of Common Stock. In addition, on September 23, 2019, H.I.G. LP purchased 425,000 shares of Common Stock in the IPO at a price of $14 per share.

H.I.G. LP obtained the funds for the purchase of the shares of Preferred Stock and Common Stock through capital contributions from their partners, including the other Reporting Persons.

CUSIP No. 30068X103	13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction

Registration Rights

On July 19, 2019, the Issuer, H.I.G. LP and certain other shareholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, shelf registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Investors’ Rights Agreement will terminate upon the later of: (i) five years following the closing of the IPO and (ii) such date, on or after the closing of the IPO, on which such shareholder holds less than 1% of the outstanding Common Stock and may immediately sell all shares of its Common Stock under Rule 144 during any ninety-day period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 12,652,138 shares of Common Stock outstanding as of November 6, 2020, as reported by the

CUSIP No. 30068X103	13D	Page 7 of 9 Pages

Issuer in its Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2020.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
H.I.G. Bio-Exagen, L.P.	1,696,252	13.4%	0	1,696,252	0	1,696,252
H.I.G.-GPII, Inc.	1,696,252	13.4%	0	1,696,252	0	1,696,252
Anthony Tamer	1,696,252	13.4%	0	1,696,252	0	1,696,252
Sami Mnaymneh	1,696,252	13.4%	0	1,696,252	0	1,696,252

H.I.G. LP is the record holder of the securities reported herein. H.I.G. GP is the general partner of H.I.G. LP and has sole voting and investment control over the shares owned by H.I.G. LP. Anthony Tamer and Sami Mnaymneh are the sole shareholders of H.I.G. GP and may be deemed to share beneficial ownership of the shares held by H.I.G. Bio-Exagen, L.P.

(c)	During the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Investors’ Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 30068X103	13D	Page 8 of 9 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Amended and Restated Investors’ Rights Agreement, dated July 12, 2019, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on September 9, 2019).

CUSIP No. 30068X103	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2021

H.I.G. Bio-Exagen, L.P.
By: H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

H.I.G.-GP II, Inc.

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

Anthony Tamer

/s/ Anthony Tamer

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh